Undertaking of Founding Member

I, Li Li , the Founding Member of ComBoox DAO LLC (the "Company") , hereby irrevocably undertake to use my best efforts to advance fiat currency payments required under third-party service agreements of the Company.

Executed this day of September 28, 2025.

/s/ Li Li
Li Li

Founding Member
ComBoox DAO LLC